UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 7, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 23, 2014 HAD | GAB

313423 | 3270154_2.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates August 25, 2014 to August 29, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Warrant Indenture, dated July 31, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Universal Warrants (the July 2014 Authorized Officers’ Certificate and, together with the May 2014 Authorized Officers’ Certificate, the Authorized Officer’s Certificates);

(xiii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 25, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 26, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 27, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 28, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated August 29, 2014,

(collectively, the Opinion Backup Certificates);

(xiv)	an electronic copy of

•	(a) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273N597, (b) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N589, (c) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273N605, (d) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273N555, (e) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273J646, (f) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Cablevision Systems Corporation) CUSIP 90273N654, (g) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N662, (h) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273J612, (i) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N647, (j) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N613, (k) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 675,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273N639, (l) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 100,500.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of ServiceNow, Inc.) CUSIP 90273J620, (m) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 436,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90273N548, (n) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 140,500.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273J653, (o) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90273N571, (p) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 780,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273N621, (q) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273N563, (r) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 305,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273J604, (s) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 148,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yelp Inc.) CUSIP 90273J638, (t) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 174,604.46 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Baker Hughes Incorporated) CUSIP 90273N522, (u) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 124,951.52 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90273N530, (v) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 99,950.81 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90273N498, (w) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 244,823.80 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90273N480, (y) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 99,944.00 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273N506 and (y) a Determination of an Authorized Person dated August 25, 2014, including Annex A, setting forth the terms of the USD 159,863.34 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90273N514,

•	(a) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Airbag Yield Optimization Notes due November 26, 2014 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) CUSIP 90273J695, (b) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 700,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J661, (c) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 701,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J679, (d) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 735,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J687, (e) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 1,858,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273J711, (f) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273J729 and (g) a Determination of an Authorized Person dated August 26, 2014, including Annex A, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273J703,

•	(a) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 135,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273J794, (b) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 513,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J802 (c) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J810, (d) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 177,130.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273J737, (e) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 452,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273J786, (f) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 129,500.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273J760, (g) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 452,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90273J778, (h) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 159,100.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the American depositary shares of Tata Motors Limited) CUSIP 90273J752, (i) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 126,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J745, (j) a Determination of an Authorized Person dated August 27, 2014, including Annex A, setting forth the terms of the USD 99,995.70 Trigger Yield Optimization Notes due February 26, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J828, (k) a Written Statement and Instructions of Authorized Persons dated August 27, 2014, including Annex A, setting forth the terms of the USD 8,229,384 Call Warrants due August 27, 2019 (Linked to an Equally Weighted Basket of Indices) CUSIP 90273L351 and (k) a Written Statement and Instructions of Authorized Persons dated August 27, 2014, including Annex A, setting forth the terms of the USD 10,069,490 Contingent Income Auto-Callable Securities due August 27, 2019 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90273L146,

•	(a) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due March 1, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273J869, (b) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 255,000.00 Airbag Yield Optimization Notes due December 1, 2014 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J836, (c) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 220,000.00 Airbag Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273J844, (d) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 240,000.00 Airbag Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273J851, (e) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 219,500.00 Contingent Absolute Return Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273K247, (f) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 335,000.00 Contingent Absolute Return Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273K148, (g) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of Amazon.com, Inc.) CUSIP 90273K106, (h) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 204,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273J877, (i) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K163, (j) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 1,091,500.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273K122, (k) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 705,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273K130, (l) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 192,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273K171, (m) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 246,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2016 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273K197, (n) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 304,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of ServiceNow, Inc.) CUSIP 90273K254, (o) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90273J885, (p) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 487,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K205, (q) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 460,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273K213, (r) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 1,633,500.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of VMware, Inc.) CUSIP 90273K239, (s) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273K189, (t) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273K221 and (u) a Determination of an Authorized Person dated August 28, 2014, including Annex A, setting forth the terms of the USD 339,789.00 Trigger Yield Optimization Notes due August 28, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273K155, and

•	(a) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 2,048,000 Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of AOL Inc.) CUSIP 90273L278, Annex B, setting forth the terms of the USD 7,865,000 Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90273L286, and Annex C, setting forth the terms of the USD 6,128,000 Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273L294, (b) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 781,000 Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the American depositary shares of Ctrip.com International, Ltd.) CUSIP 90273L310, Annex B, setting forth the terms of the USD 4,522,000 Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the common stock of Delta Air Lines, Inc.) CUSIP 90273L328 and Annex C, setting forth the terms of the USD 382,000 Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90273L302, (c) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 12,767,350 Trigger Phoenix Autocallable Optimization Securities due August 29, 2019 (Linked to the common units of The Blackstone Group L.P.) CUSIP 90273L336, (d) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Airbag Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K387, (e) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 350,000.00 Airbag Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273K403, (f) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 707,700.00 Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K338, (g) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 372,500.00 Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K346, (h) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 101,000.00 Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K353, (i) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273K312, (j) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273K320, (k) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 900,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K270, (l) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 866,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K288, (m) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90273K478, (n) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273K361, (o) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273K437, (p) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 366,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2016 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273K395, (q) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 162,500.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K296, (r) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 441,500.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K304, (s) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K411, (t) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90273K429, (u) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 274,721.72 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K379, (v) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 99,991.55 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273K452, (w) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 199,998.72 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273K445, (x) a Determination of an Authorized Person dated August 29, 2014, including Annex A, setting forth the terms of the USD 99,960.06 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K460, (y) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 7,197,750 Contingent-Return Optimization Securities due August 31, 2017 (Linked to the S&P 500® Index) CUSIP 90273E886, (z) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 1,100,000 Return Optimization Securities due August 31, 2016 (Linked to the EURO STOXX 50® Index) CUSIP 90273L385, (aa) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 4,606,000 Trigger Performance Securities due August 29, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) CUSIP 90273E795, (bb) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 2,137,700 Trigger Performance Securities due August 30, 2019 (Linked to the S&P 500® Index) CUSIP 90273E860, (cc) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 3,350,810 Buffered Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E829, (dd) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 2,020,000 Call Warrants due August 31, 2021 (Linked to the MSCI® Emerging Markets IndexSM) CUSIP 90273L369, (ee) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 3,564,300 Contingent Absolute Return Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E837, (ff) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 2,961,860 Trigger Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E845, (gg) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 4,163,800 Trigger Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E852, (hh) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 2,959,500 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of International Paper Company) CUSIP 90273L401, Annex B, setting forth the terms of the USD 6,227,700 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of MetLife, Inc.) CUSIP 90273L427, Annex C, setting forth the terms of the USD 3,305,000 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of Terex Corporation) CUSIP 90273L393, and Annex D, setting forth the terms of the USD 7,389,300 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of Yahoo! Inc.) CUSIP 90273L419 and (ii) a Written Statement and Instructions of Authorized Persons dated August 29, 2014, including Annex A, setting forth the terms of the USD 5,811,500 Trigger Return Optimization Securities due August 31, 2017 (Linked to the EURO STOXX 50® Index) CUSIP 90273E878,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xvi)	an electronic excerpt from the Register of Commerce for the Company dated as of December 23, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	(k) as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended;

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates for Notes are deemed to be references to the May 2014 Authorized Officer’s Certificate and for Universal Warrants to the July 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 7, 2015

a)	Securities with issue date August 25, 2014

1.	USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273N597, issued through UBS AG, London Branch

2.	USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N589, issued through UBS AG, London Branch

3.	USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273N605, issued through UBS AG, London Branch

4.	USD 1,000,000.00 Trigger Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273N555, issued through UBS AG, London Branch

5.	USD 100,000.00 Trigger Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273J646, issued through UBS AG, London Branch

6.	USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Cablevision Systems Corporation) CUSIP 90273N654, issued through UBS AG, London Branch

7.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273N662, issued through UBS AG, London Branch

8.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273J612, issued through UBS AG, London Branch

9.	USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273N647,

10.	USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273N613, issued through UBS AG, London Branch

11.	USD 675,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273N639, issued through UBS AG, London Branch

12.	USD 100,500.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of ServiceNow, Inc.) CUSIP 90273J620, issued through UBS AG, London Branch

13.	USD 436,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Silver Wheaton Corp.) CUSIP 90273N548, issued through UBS AG, London Branch

14.	USD 140,500.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273J653, issued through UBS AG, London Branch

15.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90273N571, issued through UBS AG, London Branch

16.	USD 780,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273N621, issued through UBS AG, London Branch

17.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273N563, issued through UBS AG, London Branch

18.	USD 305,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273J604, issued through UBS AG, London Branch

19.	USD 148,000.00 Trigger Phoenix Autocallable Optimization Securities due August 27, 2015 (Linked to the performance of the common stock of Yelp Inc.) CUSIP 90273J638, issued through UBS AG, London Branch

20.	USD 174,604.46 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Baker Hughes Incorporated) CUSIP 90273N522, issued through UBS AG, London Branch

21.	USD 124,951.52 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Bank of America Corporation) CUSIP 90273N530, issued through UBS AG, London Branch

22.	USD 99,950.81 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90273N498, issued through UBS AG, London Branch

23.	USD 244,823.80 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90273N480, issued through UBS AG, London Branch

24.	USD 99,944.00 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Walgreen Co.) CUSIP 90273N506, issued through UBS AG, London Branch

25.	USD 159,863.34 Trigger Yield Optimization Notes due August 25, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90273N514, issued through UBS AG, London Branch

b)	Securities with issue date August 26, 2014

26.	USD 125,000.00 Airbag Yield Optimization Notes due November 26, 2014 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) CUSIP 90273J695, issued through UBS AG, London Branch

27.	USD 700,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J661, issued through UBS AG, London Branch

28.	USD 701,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J679, issued through UBS AG, London Branch

29.	USD 735,000.00 Trigger Phoenix Autocallable Optimization Securities due August 28, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J687, issued through UBS AG, London Branch

30.	USD 1,858,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273J711, issued through UBS AG, London Branch

31.	USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273J729, issued through UBS AG, London Branch

32.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273J703, issued through UBS AG, London Branch

c)	Securities with issue date August 27, 2014

33.	USD 135,000.00 Contingent Absolute Return Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273J794, issued through UBS AG, London Branch

34.	USD 513,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J802, issued through UBS AG, London Branch

35.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due August 29, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J810, issued through UBS AG, London Branch

36.	USD 177,130.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273J737, issued through UBS AG, London Branch

37.	USD 452,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273J786, issued through UBS AG, London Branch

38.	USD 129,500.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273J760, issued through UBS AG, London Branch

39.	USD 452,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of salesforce.com, inc.) CUSIP 90273J778, issued through UBS AG, London Branch

40.	USD 159,100.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the American depositary shares of Tata Motors Limited) CUSIP 90273J752, issued through UBS AG, London Branch

41.	USD 126,000.00 Trigger Phoenix Autocallable Optimization Securities due August 31, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273J745, issued through UBS AG, London Branch

42.	USD 99,995.70 Trigger Yield Optimization Notes due February 26, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J828, issued through UBS AG, London Branch

43.	USD 8,229,384 Call Warrants due August 27, 2019 (Linked to an Equally Weighted Basket of Indices) CUSIP 90273L351, and issued through UBS AG, London Branch

44.	USD 10,069,490 Contingent Income Auto-Callable Securities due August 27, 2019 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90273L146, issued through UBS AG, London Branch

d)	Securities with issue date August 28, 2014

45.	USD 100,000.00 Airbag Yield Optimization Notes due March 1, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273J869, issued through UBS AG, London Branch

46.	USD 255,000.00 Airbag Yield Optimization Notes due December 1, 2014 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273J836, issued through UBS AG, London Branch

47.	USD 220,000.00 Airbag Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273J844, issued through UBS AG, London Branch

48.	USD 240,000.00 Airbag Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273J851, issued through UBS AG, London Branch

49.	USD 219,500.00 Contingent Absolute Return Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273K247, issued through UBS AG, London Branch

50.	USD 335,000.00 Contingent Absolute Return Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273K148, issued through UBS AG, London Branch

51.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of Amazon.com, Inc.) CUSIP 90273K106, issued through UBS AG, London Branch

52.	USD 204,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273J877, issued through UBS AG, London Branch

53.	USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K163, issued through UBS AG, London Branch

54.	USD 1,091,500.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273K122, issued through UBS AG, London Branch

55.	USD 705,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273K130, issued through UBS AG, London Branch

56.	USD 192,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the shares of Market Vectors® Junior Gold Miners ETF) CUSIP 90273K171, issued through UBS AG, London Branch

57.	USD 246,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2016 (Linked to the performance of the common stock of Medivation, Inc.) CUSIP 90273K197, issued through UBS AG, London Branch

58.	USD 304,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of ServiceNow, Inc.) CUSIP 90273K254, issued through UBS AG, London Branch

59.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2016 (Linked to the performance of the common stock of Tesoro Corporation) CUSIP 90273J885, issued through UBS AG, London Branch

60.	USD 487,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K205, issued through UBS AG, London Branch

61.	USD 460,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273K213, issued through UBS AG, London Branch

62.	USD 1,633,500.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of VMware, Inc.) CUSIP 90273K239, issued through UBS AG, London Branch

63.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due March 3, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273K189, issued through UBS AG, London Branch

64.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due September 1, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273K221, issued through UBS AG, London Branch

65.	USD 339,789.00 Trigger Yield Optimization Notes due August 28, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273K155, issued through UBS AG, London Branch

e)	Securities with issue date August 29, 2014

66.	USD 2,048,000 Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of AOL Inc.) CUSIP 90273L278, issued through UBS AG, London Branch

67.	USD 7,865,000 Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90273L286, issued through UBS AG, London Branch

68.	USD 6,128,000 Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273L294, issued through UBS AG, London Branch

69.	USD 781,000 Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the American depositary shares of Ctrip.com International, Ltd.) CUSIP 90273L310, issued through UBS AG, London Branch

70.	USD 4,522,000 Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the common stock of Delta Air Lines, Inc.) CUSIP 90273L328, issued through UBS AG, London Branch

71.	USD 382,000 Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90273L302, issued through UBS AG, London Branch

72.	USD 12,767,350 Trigger Phoenix Autocallable Optimization Securities due August 29, 2019 (Linked to the common units of The Blackstone Group L.P.) CUSIP 90273L336, issued through UBS AG, London Branch

73.	USD 130,000.00 Airbag Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K387, issued through UBS AG, London Branch

74.	USD 350,000.00 Airbag Yield Optimization Notes due August 19, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273K403, issued through UBS AG, London Branch

75.	USD 707,700.00 Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K338, issued through UBS AG, London Branch

76.	USD 372,500.00 Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K346, issued through UBS AG, London Branch

77.	USD 101,000.00 Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K353, issued through UBS AG, London Branch

78.	USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273K312, issued through UBS AG, London Branch

79.	USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273K320, issued through UBS AG, London Branch

80.	USD 900,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K270, issued through UBS AG, London Branch

81.	USD 866,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273K288, issued through UBS AG, London Branch

82.	USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90273K478, issued through UBS AG, London Branch

83.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273K361, issued through UBS AG, London Branch

84.	USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273K437, issued through UBS AG, London Branch

85.	USD 366,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2016 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273K395, issued through UBS AG, London Branch

86.	USD 162,500.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K296, issued through UBS AG, London Branch

87.	USD 441,500.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K304, issued through UBS AG, London Branch

88.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due March 4, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K411, issued through UBS AG, London Branch

89.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the performance of the common stock of Whole Foods Market, Inc.) CUSIP 90273K429, issued through UBS AG, London Branch

90.	USD 274,721.72 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of Chicago Bridge & Iron Company N.V.) CUSIP 90273K379, issued through UBS AG, London Branch

91.	USD 99,991.55 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90273K452, issued through UBS AG, London Branch

92.	USD 199,998.72 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273K445, issued through UBS AG, London Branch

93.	USD 99,960.06 Trigger Yield Optimization Notes due August 31, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273K460, issued through UBS AG, London Branch

94.	USD 7,197,750 Contingent-Return Optimization Securities due August 31, 2017 (Linked to the S&P 500® Index) CUSIP 90273E886, issued through UBS AG, London Branch

95.	USD 1,100,000 Return Optimization Securities due August 31, 2016 (Linked to the EURO STOXX 50® Index) CUSIP 90273L385, issued through UBS AG, London Branch

96.	USD 4,606,000 Trigger Performance Securities due August 29, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) CUSIP 90273E795, issued through UBS AG, London Branch

97.	USD 2,137,700 Trigger Performance Securities due August 30, 2019 (Linked to the S&P 500® Index) CUSIP 90273E860, issued through UBS AG, London Branch

98.	USD 3,350,810 Buffered Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E829, issued through UBS AG, London Branch

99.	USD 2,020,000 Call Warrants due August 31, 2021 (Linked to the MSCI® Emerging Markets IndexSM) CUSIP 90273L369, issued through UBS AG, London Branch

100.	USD 3,564,300 Contingent Absolute Return Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E837, issued through UBS AG, London Branch

101.	USD 2,961,860 Trigger Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E845, issued through UBS AG, London Branch

102.	USD 4,163,800 Trigger Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) CUSIP 90273E852, issued through UBS AG, London Branch

103.	USD 2,959,500 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of International Paper Company) CUSIP 90273L401, issued through UBS AG, London Branch

104.	USD 6,227,700 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of MetLife, Inc.) CUSIP 90273L427, issued through UBS AG, London Branch

105.	USD 3,305,000 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of Terex Corporation) CUSIP 90273L393, issued through UBS AG, London Branch

106.	USD 7,389,300 Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of Yahoo! Inc.) CUSIP 90273L419, issued through UBS AG, London Branch

107.	USD 5,811,500 Trigger Return Optimization Securities due August 31, 2017 (Linked to the EURO STOXX 50® Index) CUSIP 90273E878, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 7 January 2015